                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                         Commission File Number: 0-1349

           A.         ENESCO GROUP, INC. PROFIT SHARING PLAN FOR UNION EMPLOYEES
                      ----------------------------------------------------------
                                      (Full title of the plan)

           B.         Enesco Group, Inc., 225 Windsor Drive, Itasca, IL  60143
                      ----------------------------------------------------------
                      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The following information is furnished for the Plan:

(1)      Consent of Independent Registered Public Accounting Firm.
(2)      Report of Independent Registered Public Accounting Firm.
(3) Statements of Net Assets Available for Benefits, as of December 31, 2003 and December 31, 2002.
(4) Statement of Changes in Net Assets Available for Benefits, for the year ended December 31, 2003.
(5)      Notes to Financial Statements and Supplemental Schedule.


                                   SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




DATE:  June 28, 2004                      By: /s/ Josette Goldberg
                                              --------------------------------
                                              Josette Goldberg, Chair
                                              Administrative Committee of
                                              Enesco Group, Inc. Retirement Plan

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the registration statement (No. 33-11415) on Form S-8 of Enesco Group, Inc. of our report dated June 18, 2004, relating to the statements of net assets available for benefits of Enesco Group, Inc. Profit Sharing Plan for Union Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, which report appears in this December 31, 2003 Annual Report on Form 11-K of Enesco Group, Inc. Profit Sharing Plan for Union Employees.


/s/ KPMG LLP

Chicago, Illinois
June 28, 2004

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002



                                TABLE OF CONTENTS




                                                                            PAGE

Report of Independent Registered Public Accounting Firm                        1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                                2

     Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2003                                      3

Notes to Financial Statements                                                  4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 31, 2003                                                            8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Administrator of the
Enesco Group, Inc. Profit Sharing Plan for Union Employees:


We have audited the accompanying statements of net assets available for benefits of Enesco Group, Inc. Profit Sharing Plan for Union Employees (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 18, 2004

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002

                                                             2003              2002
                                                          ----------        ----------
Assets:
     Investments                                          $3,396,577         2,905,840
     Company contribution receivable                           4,878           283,835
                                                          ----------        ----------
                 Net assets available for benefits        $3,401,455         3,189,675
                                                          ==========        ==========

See accompanying notes to financial statements

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions:
     Additions to net assets attributed to:
        Investment income:
           Interest and dividends                                          $   54,618
           Net appreciation in fair value of investments                      220,355
                                                                           ----------
                 Total investment income                                      274,973
                                                                           ----------
        Contributions:
           Participant                                                        114,740
           Company                                                             57,371
                                                                           ----------
                 Total contributions                                          172,111
                                                                           ----------
                 Total additions                                              447,084
                                                                           ----------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                         217,030
        Administrative expenses                                                18,274
                                                                           ----------
                 Total deductions                                             235,304
                                                                           ----------
                 Net increase in assets available for plan benefits           211,780
Net assets available for plan benefits:
     Beginning of year                                                      3,189,675
                                                                           ----------
     End of year                                                           $3,401,455
                                                                           ==========

See accompanying notes to financial statements

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2003 and 2002


(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Enesco Group, Inc. Profit Sharing Plan for Union Employees (the Plan) is a defined contribution plan, which commenced on January 1, 1988. The Plan provides retirement, disability, or death benefits to eligible union employees of Enesco Group, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

              As of January 1, 2003, the Plan was amended and restated so that in addition to being a profit sharing plan, a 401(k) component was added providing for both employee and Company matching contributions. A separate Money Purchase Plan was also created effective January 1, 2003.

              The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (b)    ELIGIBILITY

              All union employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month. Participants continue to be eligible until a break in service is experienced, which occurs when a participant fails to perform services for the Company for a period of at least 12 consecutive months.

       (c)    PARTICIPANT CONTRIBUTIONS

              Participants may elect to contribute a minimum of 1% up to a maximum of 6% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans, or elective deferrals of all or part of any cash bonuses received in each Plan year. Participants that are age 50 or older at any time during a calendar year may make additional elective deferrals (catch-up contributions) in excess of previously defined elective deferrals up to $2,000 in 2003. This limit will increase by $1,000 each year through 2006, at which time the limit will be $5,000. After December 31, 2006, increases will be adjusted for inflation, rising in $500 increments.

       (d)    PROFIT SHARING CONTRIBUTIONS

              The Company may elect to make a profit-sharing contribution to the Plan each year. To be eligible for this contribution, a participant must perform at least 1,000 hours of service during a Plan year and be employed on the last day of the Plan year. Each eligible participant will receive a pro-rata allocation based on the participant's compensation in relation to total compensation of all eligible participants. There were no profit-sharing contributions to the Plan in 2003 or 2002.

       (e)    MATCHING CONTRIBUTIONS

              The Plan provides for matching contributions, paid in shares of the Company's common stock, of 50% of a participant's elective deferrals for a Plan year up to 6% of a participant's compensation. A participant is eligible for such contribution if the participant is eligible to participate in the Plan for at least one day of the Plan year and makes elective deferrals.


                                       4                             (Continued)

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2003 and 2002




       (f)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of Plan earnings or losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              Participants direct the investment of their individual account balance, including elective deferrals, profit-sharing contributions, rollover contributions, and matching contributions into various investment options offered by the Plan, which, as of December 31, 2003, consisted of ten mutual funds and the Company stock fund.

       (g)    VESTING

              Participants are vested immediately in all elective deferrals, catch-up contributions, and rollover contributions. Participants become immediately vested upon permanent disability, death, or reaching the normal retirement age as defined in the Plan. Vesting in matching contributions and profit-sharing contributions is based on the following schedule:

                                                         PERCENT
                   COMPLETED YEARS OF SERVICE             VESTED
                   --------------------------            -------
                   Less than 1 year of service                0%
                   At least 1, but less than 2               20
                   At least 2, but less than 3               40
                   At least 3, but less than 4               60
                   At least 4, but less than 5               80
                   5 or more                                100


       (h)    FORFEITURES

              The nonvested portion of terminated participants' accounts may be used to first offset plan administrative costs and then to reduce matching and profit sharing contributions. As of the Plan year ended December 31, 2003, there were no unused forfeitures.

       (i)    BENEFIT PAYMENTS

              Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them in a lump-sum payment upon permanent disability or death, upon reaching normal retirement age 65, incurring a qualified financial hardship, or upon termination of employment.



                                       5                             (Continued)

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2003 and 2002



       (j)    PARTICIPANT LOANS

              Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

       (k)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    USE OF ESTIMATES

              The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

       (c)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       (d)    PAYMENT OF BENEFITS

              Benefit payments are recorded when paid.

       (e)    ADMINISTRATIVE EXPENSES

              Administrative expenses are generally paid by the Plan.






                                       6                             (Continued)

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2003 and 2002

(3)    INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

                                                                   2003               2002
                                                                ----------         ---------
Mutual funds:
     Vanguard Extended Market Index Fund, 8,650 and
        9,754 shares, respectively                              $  230,601           182,783
     Vanguard Prime Money Market Fund, 1,744,656 and
        1,840,725 shares, respectively                           1,744,656         1,840,725
     Vanguard Total Bond Market Index Fund, 25,298 and
        24,345 shares, respectively                                260,818           252,705
     Vanguard U.S. Growth Fund, 10,950 and
        12,042 shares, respectively                                   *              145,227
     Vanguard Wellington Fund, 16,560 and 16,873 shares,
        respectively                                               477,087           414,410

* Asset did not exceed 5% of the Plan's assets at December 31, 2003.

       The Plan provides for investments in mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)    RELATED-PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(5)    TAX STATUS OF THE PLAN

       The Plan has received a favorable determination letter dated September 6, 2002 from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code (Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The plan sponsor and plan administrator are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                    (b) IDENTITY OF ISSUE /                                                (e) CURRENT
                                 (c) DESCRIPTION OF INVESTMENT                        (d) COST                VALUE
                 --------------------------------------------------------------    -------------          --------------
                 Mutual funds:
      *             Vanguard Extended Market Index Fund                               $    **                    230,601
      *             Vanguard International Growth Fund                                     **                     51,819
      *             Vanguard Prime Money Market Fund                                       **                  1,744,656
      *             Vanguard Total Bond Market Index Fund                                  **                    260,818
      *             Vanguard U.S. Growth Fund                                              **                    166,000
      *             Vanguard Wellington Fund                                               **                    477,087
      *             Vanguard Total Stock Market Index Fund                                 **                     12,646
      *             Vanguard Windsor II Fund                                               **                     25,751
                    American Funds New Perspective Fund                                    **                      7,759

                 Common stock:
      *             Enesco Group, Inc. common stock                                        **                     62,699
      *          Participant loans, 5% to 5.25%                                          **                    356,741

                                                                                      -----------              ---------
                                                                                      $        --              3,396,577
                                                                                      ===========              =========

* Represents a party-in-interest.

** Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm.



                                       8